SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549
                                   Form 11-K


(Mark One)
[ X ]         ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

         For The Fiscal Year Ended December 31, 1994

                                       OR

[   ]         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         For the transition period from                 to

Commission file number     0-6547

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: MCI Consumer Markets 401(k) Plan - Part I of the MCI Consumer Markets 401(k) and ESOP

B.       Name of  issuer of the  securities  held  pursuant  to the plan and the
         address  of  its  principal   executive  office:   MCI   Communications
         Corporation, 1801 Pennsylvania Avenue, NW, Washington, DC 20006

                        MCI CONSUMER MARKETS 401(K) PLAN
                                EIN: 13-2745892
                  INDEX TO FINANCIAL STATEMENTS AND SCHEDULES


                                                                       Page(s)
                                                                       -------
Report of Independent Accountants                                          3

Statements of Net Assets Available for Benefits
at December 31, 1994 and 1993                                            4,5

Statements of Changes in Net Assets Available for
Benefits for the years ended December 31, 1994 and 1993                  6,7

Notes to Financial Statements                                           8-32

Additional Information:
         Schedule I.
         Schedule of Assets Held for
                  Investment Purposes at
                  December 31, 1994                                       33

         Schedule II.
         Schedule of Reportable
                  Transactions for the year
                  ended December 31, 1994                                 34

Signature                                                                 35

Exhibits:
         23.      Consent of Independent Accountants                      36

         99.      Certification Regarding Certain
                  Investment Arrangements                                 37

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrative
Committee of the MCI Consumer Markets 401(k) Plan

In our opinion, the accompanying statements of net assets available for benefits and related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MCI Consumer Markets 401(k) Plan - Part I of the MCI Consumer Markets 401(k) and ESOP at December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is additional information required by the Employee Retirement Income Security Act of 1974 ("ERISA"). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PRICE WATERHOUSE LLP
- ------------------------
PRICE WATERHOUSE LLP
Washington, D. C.
June 16, 1995

                        MCI CONSUMER MARKETS 401(k) PLAN
                                EIN: 13-2745892
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1994




Value of interest in master
  trust, at fair value                                            $  38,102,347
                                                                  -------------

Net assets available for benefits                                 $  38,102,347
                                                                  =============
































See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                EIN: 13-2745892
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                                DECEMBER 31,1993




Contribution Receivables:

         Employer                                                    $   973,636

         Employee                                                        755,806
                                                                     -----------
                  Total receivables                                    1,729,442
                                                                     -----------
General investments:

         Loans to participants                                           497,683

         Value of interest in collective
           investment funds of trustee                                   190,083

         Value of interest in registered
           investment companies                                        6,222,934

         Value of guaranteed investment
           contracts                                                   9,659,522
                                                                     -----------
                  Total general investments                           16,570,222
                                                                     -----------
Employer related investments:

         Employer securities                                           9,755,488
                                                                     -----------

Net assets available for benefits                                    $28,055,152
                                                                     ===========








See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                EIN: 13-2745892
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


ADDITIONS
- ---------

Contributions:
  Participants                                                      $10,276,746
  Non-cash employer                                                   5,878,160
  Rollovers                                                             662,020
  Non-cash supplemental                                               3,341,420
                                                                    ------------
         Total contributions                                         20,158,346
                                                                    ------------

Earnings on investments:
  Interest on participant loans                                          79,370
  Interest on guaranteed investment contracts                           539,178
  Dividends on common stock                                              35,672
  Net (loss) on disposition of assets                                  (171,694)
  Unrealized (depreciation) of assets                                (6,068,896)
  Net gain from registered investment companies                         300,674
                                                                    ------------
         Total (losses) earnings on investments                      (5,285,696)
                                                                    ------------

         Total additions                                             14,872,650
                                                                    ------------

DEDUCTIONS
- ----------

Participant benefit payments                                          1,872,131
                                                                    ------------

         Net increase                                                13,000,519

Net interfund and interplan transfers                                (2,968,626)
Net loans                                                                15,302

Net assets available for benefits, at
  beginning of year                                                  28,055,152
                                                                    ------------
Net assets available for benefits, at
  end of year                                                       $38,102,347
                                                                    ============


See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                EIN: 13-2745892
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1993


ADDITIONS
- ---------

Contributions:
  Participants                                                       $ 7,153,482
  Non-cash employer                                                    3,097,810
  Rollovers                                                               69,077
                                                                     -----------
         Total contributions                                          10,320,369
                                                                     -----------
Earnings on investments:
  Interest on participant loans                                            9,466
  Interest on guaranteed investment contracts                            426,037
  Dividends on common stock                                               16,193
  Net gain on disposition of assets                                       74,727
  Unrealized appreciation of assets                                    2,182,318
  Net gain from collective investment
    funds of trustee                                                     334,875
  Net gain from registered investment
    companies                                                            415,465
                                                                     -----------
         Total earnings on investments                                 3,459,081
                                                                     -----------

Total additions                                                       13,779,450
                                                                     -----------

DEDUCTIONS
- ----------

Participant benefit payments                                             818,173
                                                                     -----------

Net increase                                                          12,961,277

Transfer of assets to the Plan                                        15,093,875

Net assets available for benefits, at
  beginning of year                                                            0
                                                                     -----------
Net assets available for benefits, at
  end of year                                                        $28,055,152
                                                                     ===========


See accompanying notes to the financial statements.

                        MCI CONSUMER MARKETS 401(k) PLAN
                                EIN: 13-2745892
                   NOTES TO FINANCIAL STATEMENTS ON FORM 11-K
                           December 31, 1994 and 1993


NOTE 1 - DESCRIPTION OF THE PLAN

The following brief description of the MCI Consumer Markets 401(k) Plan (the "Plan" or "401(k)") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 1993, MCI Consumer Markets 401(k) & ESOP Plan was created. MCI Consumer Markets is a business unit of MCI Telecommunications Corporation ("MCIT"), which is a wholly owned subsidiary of MCI Communications Corporation. The MCI Consumer Markets 401(k) & ESOP is comprised of two parts: Part I is the 401(k) Plan and Part II is a payroll-based employee stock ownership plan. The accompanying financial statements are solely those of Part I, the MCI Consumer Markets 401(k) and are not intended to present the net assets available for benefits or the changes in net assets available for benefits of the MCI Consumer Markets 401(k) & ESOP taken as a whole. MCI Communications Corporation, hereafter known as the Company, separately prepares an annual report on the overall MCI Consumer Markets 401(k) & ESOP which is submitted to the Internal Revenue Service ("IRS") on Form 5500 and is made available to all employees upon request.

Effective January 1, 1994, the assets of the MCI Consumer Markets 401(k) were combined with those of the MCI Communications Corporation Retirement Savings Plan ("RSP") into the MCI Communications Corporation Defined Contribution Master Trust. This change was made to facilitate the modifications set forth in the paragraphs that follow. Under the terms of the master trust agreement, each plan has a specific interest in all assets and liabilities of the trust.

The Plan is a defined contribution, deferred savings plan and was amended effective January 1, 1994. Under the Plan, employees become eligible to participate upon completion of one year of service with 1,000 hours of service and attainment of age 21. Eligible employees may elect to defer up to 15% of eligible compensation on a pre-tax basis, to be contributed to the Plan by the MCIT on behalf of such employees ("Elective Contributions").

Prior to January 1, 1994, employees could defer up to 12% of eligible compensation under the Plan. The first 6% of each participant's Elective Contribution is eligible for an MCIT matching contribution in the form of MCI Communications Corporation common stock. Effective January 1, 1994, MCIT's matching contributions were increased from $.50 to $.67 for each eligible dollar of Elective Contributions made to the Plan. MCIT's matching contribution is made biweekly and is determined by the closing price of MCI Communication Corporation common stock on the date posted to the participants' accounts. Participants' Elective Contributions are withheld from their biweekly paychecks and MCIT transfers these contributions to the Plan each pay period. Participants vest in MCIT's matching contributions at a rate of 20% per year of service and are always 100% vested in their Elective Contributions. Participants receive a year of service for vesting purposes for each Plan year during which they complete at least 1,000 hours of service. As of January 1, 1994, the investment funds available for elective contributions were increased from four to sixteen funds. Elective Contributions are invested in any of the sixteen investment funds in accordance with participants' instructions. The available investment funds are:

  -  MCI Common Stock Fund

         A fund investing in MCI Communications Corporation common stock. These shares of stock are qualified employer securities as defined by the Employee Retirement Income Security Act of 1974, as amended.

  -  EuroPacific Growth Fund

         A long term growth fund invested primarily in securities of issuers domiciled in Europe and the Pacific Basin. The fund's investment manager is Capital Research and Management Company.

  -  Putnam Voyager Fund

         A long term growth fund invested in a diversified portfolio of two types of common stocks: emerging growth stocks and opportunity stocks. The fund is managed by Putnam Investment Management, Inc.

  -  Dreyfus S&P 500 Stock Index Portfolio

         An equity index mutual fund invested in common stock which is comparable to the Standard & Poor's 500 Composite Stock Index. All investment decisions are made by Dreyfus Corporation, an affiliate of the Plan trustee. The trustee oversees the fund in accordance with the trust agreement.

  -  Putnam Actively Managed Balanced Fund

         A growth and income fund invested in a blend of three Putnam mutual funds: Putnam Vista Fund, The Fund for Growth and Income and Putnam Income Fund. The fund is managed by Putnam Investment Management, Inc. and is subject to the policies established by the funds' Trustees.

  -  Scudder Income Fund

         An income fund invested primarily in high-grade corporate bonds, convertible bonds and government securities. The fund's investment management firm is Scudder, Stevens & Clark, Inc. They manage the fund's daily investment and business affairs subject to the policies established by the Board of Trustees of Scudder, Stevens & Clark, Inc.

  -  Putnam OTC Emerging Growth Fund

         A growth and income fund invested primarily in "emerging growth" stocks traded in the over-the-counter (OTC) market. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam New Opportunities Fund

         A growth fund invested primarily in common stock of companies in economic sectors with above-average prospects for growth. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Vista Fund

         A growth fund invested primarily in well-researched growth stocks of medium-sized companies. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Investors Fund

         A growth fund invested primarily in high-quality, domestic, common stocks. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

- -  The Putnam Fund for Growth and Income

         A growth and income fund invested primarily in income-producing stocks, i.e. stocks that pay high dividends. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Convertible Income-Growth Trust

         An income and growth fund invested primarily in convertible bonds and convertible preferred stocks, but may also invest in common stock and other nonconvertible securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam High Yield Advantage Fund

         An income fund invested primarily in lower rated bonds ("junk bonds"). Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Global Government Income Trust

         A non-diversified income fund invested principally in debt securities of foreign or U.S. governmental entities, including supranational issuers. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Putnam Diversified Income Trust

         An income fund invested primarily in U.S. government, high yield and international fixed income securities. Putnam Investment Management, Inc. makes the investment decisions for the fund and is subject to the policies established by the fund's Trustees.

  -  Stable Asset Fund

         The fund consists primarily of guaranteed investment contracts (GICs) issued by insurance companies and contracts with other financial institutions that offer fixed interest rates on investments. This fund was formerly known as the Long-Term Fixed Income Fund. The fund seeks to maintain a constant book value of $1.00 per share. The guaranteed rates of interest range from 5.6% to 9.1% at December 31, 1994.

         This fund also includes investment in the Mellon Bank Temporary Investment Fund (TIF) to satisfy any liquidity needs and also serves as a temporary account to hold funds from maturing interests.

Each individual's investment in the funds is recorded in their participant account on a unit value basis with the exception of MCI Common Stock which is recorded on a per share basis. The Plan is processed on a daily valuation basis. Prior to January 1, 1994, all funds, with the exception of the MCI Common Stock fund, were tracked on a dollar valuation basis and were processed on a monthly valuation basis.

Participants may transfer all or part of the balance in their Elective Contributions and related earnings in any fund to any other fund once each calendar month. Participants may reallocate their matching contributions balance as of the prior year end once per Plan Year for account balances that are 100% vested. Participants may change the allocation of their future contributions among funds with unlimited frequency. Participants' allocations are affected by the last change placed prior to payroll processing.

In accordance with the terms of the Plan, MCIT is entitled to make a supplemental contribution to the Plan, either in cash or shares of the Company's common stock, in amounts as determined by MCIT's Board of Directors. The supplemental contributions are allocated among Plan participants at the end of each Plan year based on their eligible compensation. Participants become vested in their share of the supplemental contribution at the rate of 20% per year of credited service. During the year ended December 31, 1994, a supplemental contribution of 1.87% of the eligible compensation of all employees who have fulfilled the eligibility requirements for the Plan was made. This contribution in the amount of $3,341,420, was made in the form of 146,073 shares of the Company's common stock.

The Plan allows participants to borrow up to one-half of their vested account balances (or $50,000, whichever is less). The minimum loan amount is $1,000 and the minimum term of a loan is one year. The maximum term of a loan is five years for a general purpose loan and fifteen years for a primary residence loan. Only one loan of each type, general purpose and primary residence, may be outstanding at any time. Loan proceeds are disbursed pro rata from each of the participants' investment funds, and are repaid through biweekly payroll deductions. Loan repayments of principal and interest are invested based on the participants' current investment elections. Interest rates for new loans are determined monthly based on the prime rate as published on the first business day of each month in The Wall Street Journal, plus one percentage point. The interest rate is fixed for the term of the loan. Loans can be repaid in full by a cashier's or certified check. During the Plan years ended December 31, 1994 and 1993, $1,744,248 and $333,910 in loans were disbursed and principal repayments of $488,556 and $92,578, respectively, were made.

Certain participants have the right to diversify a portion of their account in the Employee Stock Ownership Plan (ESOP), Part II of the MCI Consumer Markets
401(k) & ESOP and transfer a portion of their account to the 401(k). Participants in the ESOP, who have attained at least 55 years of age and have been a member of the ESOP for at least ten years, are eligible to diversify under these provisions. There were no ESOP diversifications to the 401(k) during 1994 and 1993.

Distribution of the benefits in a participant's Plan account is normally made only after the participant ceases to be an employee of MCIT. However, the account balance of a participant's Elective Contributions may be withdrawn prior to termination of employment if the participant can demonstrate an economic hardship (as defined in the Plan). Upon termination of employment, a participant receives all vested assets in his individual account. Non-vested portions of a terminated participant's account are forfeited and used to offset future MCIT matching contributions. As of December 31, 1994 and 1993, forfeitures included in the Plan were $143,283 and $64,015, respectively, which included 6,159 and 1,589 forfeited shares of MCI Communications Corporation common stock, at year-end fair market values of $113,172 and $44,889, respectively.

The Plan is not a defined benefit plan and accordingly, Plan benefits are not guaranteed by the Pension Benefit Guaranty Corporation. MCIT is the plan administrator and has appointed an Administrative Committee to administer the Plan. The

Administrative Committee is responsible for carrying out the provisions of the Plan and may employ such experts as deemed necessary. Plan assets are held by the trustee, Mellon Bank, N.A. of Pittsburgh, Pennsylvania. The recordkeeper for the Plan is Putnam Investments, Inc. MCIT reserves its rights under the Plan to discontinue its contributions and to terminate the Plan at any time. Upon such termination, all amounts funded shall become nonforfeitable and shall be provided for and paid from the Plan's trust in accordance with the order of priority set forth in Section 4044 of the Employee Retirement Income Security Act of 1974. MCIT has not expressed any intention to discontinue its contributions nor to terminate the Plan.

The Plan's holdings of MCI Communications Corporation Common Stock, various Putnam Investment, Inc. mutual funds, and a Mellon Bank mutual fund and collective trust account are party-in-interest investments.


NOTE 2 - MASTER TRUST

Effective January 1, 1994, MCI Communications Corporation established The MCI Communications Corporation Defined Contribution Master Trust (the "Master Trust"), for the purpose of facilitating modifications to the Plan. The Master Trust is intended to be a tax-exempt trust within the meaning of Section 501(a) of the Internal Revenue Code. The administration of the Master Trust is the responsibility of the trustee. All Plan investments are included in the Master Trust.

The Master Trust consists of a pool of individual investments in which the RSP and the Plan have a shared participation through Master Trust units. Net assets and net investment gains and losses are allocated to each participating plan based on units of participation held by the respective plans. Each unit represents a proportionate, specific interest in the Master Trust. The Plan had a specific interest in the Master Trust of $38,102,347 representing approximately 10% of the net assets of the Master Trust as of December 31, 1994.

The fund information below presents the percentage interest of each plan in the Master Trust using specific identification:


                                  Master Trust              Percentage Interest
         Plan Name             Investment Account             December 31, 1994
- ---------------------  ----------------------------------   -------------------

MCI Communications       EuroPacific Growth Fund                         89.12%
  Corporation            Putnam Balanced Fund                            89.02%
  Retirement Savings     Scudder Income Fund                             89.78%
  Plan                   Dreyfus S&P 500 Stock Index                     88.08%
  EIN: 52-0886267        Putnam Growth & Income                          88.94%
                         Putnam Investors Fund                           92.62%
                         Putnam Vista Fund                               91.62%
                         Putnam Voyager Fund                             92.79%
                         Putnam Convertible Income-Growth                93.25%
                         Putnam High Yield Advantage                     90.68%
                         Putnam Global Gov't Income                      91.76%
                         Putnam OTC Emerging Growth                      92.09%
                         Putnam Diversified Income                       86.85%
                         Stable Asset Fund                               89.64%
                         Putnam New Opportunities                        91.81%
                         MCI Common Stock                                89.95%
                         Loan Fund                                       88.55%

MCI Consumer Markets     EuroPacific Growth Fund                         10.88%
  401(k) Plan            Putnam Balanced Fund                            10.98%
  EIN: 13-2745892        Scudder Income Fund                             10.22%
                         Dreyfus S&P 500 Stock Index                     11.92%
                         Putnam Growth & Income                          11.06%
                         Putnam Investors Fund                            7.38%
                         Putnam Vista Fund                                8.38%
                         Putnam Voyager Fund                              7.21%
                         Putnam Convertible Income-Growth                 6.75%
                         Putnam High Yield Advantage                      9.32%
                         Putnam Global Gov't Income                       8.24%
                         Putnam OTC Emerging Growth                       7.91%
                         Putnam Diversified Income                       13.15%
                         Stable Asset Fund                               10.36%
                         Putnam New Opportunities                         8.19%
                         MCI Common Stock Fund                           10.05%
                         Loan Fund                                       11.45%

The following pages present the assets and results of operations for the Master Trust in which the Plan and RSP participate.


                                    MCI COMMUNICATIONS CORPORATION
                                   DEFINED CONTRIBUTION MASTER TRUST
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
              ASSETS                            ----------- ----------- ----------- ------------ ----------- ---------
              ------
Contribution receivables:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contribution receivables                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    8,777       5,944           0       30,605         348       182

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0          125           0         0
  Registered investment companies                6,427,590   3,512,185   1,874,242   36,015,159*  1,909,296   430,005
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                     6,447,288   3,524,659   1,877,247   36,067,699   1,912,321   430,827
                                                ----------- ----------- ----------- ------------ ----------- ---------
            LIABILITIES
            -----------
Operating payables                                       0           0       5,764            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits                6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan    $5,746,106  $3,137,589  $1,680,310  $31,769,787  $1,700,841  $399,028
  MCI Consumer Markets 401(k) Plan                 701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total                                           $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========


*  Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
              ASSETS                           --------- ------------ ------------- ---------- ------------ ------------
              ------
Contribution receivables:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution receivables                1,016       33,483           916        460          407        3,470


Other receivables                                16,940       53,553         3,967          0          492        7,382

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0        1,588             0          0            0            0
  Registered investment companies               970,118   62,645,356*      709,251    419,598      212,661    3,032,240
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                    988,074   62,733,980       714,134    420,058      213,560    3,043,092
                                               --------- ------------ ------------- ---------- ------------ ------------
            LIABILITIES
            -----------
Operating payables                                    0            0             0      3,944            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan   $905,290  $58,211,117  $    665,896  $ 377,317  $   195,954  $ 2,802,380
  MCI Consumer Markets 401(k) Plan               82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------
Total                                          $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============


*  Investment represents 5% or more of the Trust's net assets.

                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
               STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                         DECEMBER 31, 1994

                                               Putnam       Stable        Putnam          MCI
                                            Diversified     Asset           New         Common         Loan
                                               Income        Fund      Opportunities     Stock         Fund         Total
           ASSETS                           ----------- -------------  ------------- ------------- ------------ -------------
           ------
Contribution receivables:
  Employee                                   $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                            0             0             0       117,255            0       117,255
                                             ----------- ------------- ------------- ------------- ------------ -------------
    Total contribution receivables                  344        50,801         2,896       175,433            0       314,809


Other receivables                                 3,936         1,893             0             7            0       134,026

Investments, at fair value:
  Common stock                                        0             0             0   146,194,183*           0   146,194,183
  Common/collective trusts                            0     1,406,194             0         4,390            0     1,412,297
  Registered investment companies               359,063             0     4,615,388             0            0   123,132,152
  Participant loans                                   0             0             0             0   15,941,326    15,941,326

Investments, at contract value:
  Value of guaranteed investment contracts            0    98,544,375*            0             0            0    98,544,375
                                             ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                    363,343   100,003,263     4,618,284   146,374,013   15,941,326   385,673,168
                                             ----------- ------------- ------------- ------------- ------------ -------------
            LIABILITIES
            -----------
Operating payables                                    0             0           271             0            0         9,979
                                             ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits            $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                             =========== ============= ============= ============= ============ =============
Participating Plan Interests
- ----------------------------
  MCI Communications Retirement Savings Plan $  315,561  $ 89,640,220  $  4,239,947  $131,656,672  $14,116,827  $347,560,842
  MCI Consumer Markets 401(k) Plan               47,782    10,363,043       378,066    14,717,341    1,824,499    38,102,347
                                             ----------- ------------- ------------- ------------- ------------ -------------
Total                                        $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                             =========== ============= ============= ============= ============ =============


*  Investment represents 5% or more of the Trust's net assets.


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- --------
Contributions:
  Participants                                  $2,783,794  $1,612,533  $  790,928  $ 8,365,101  $  675,924  $157,084
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                      1,024,708   1,186,247     768,095      662,500     807,794   164,611
  Non-cash supplemental                                  0           0           0            0           0         0
  Transfers from ESOP                               12,329      11,688       4,728       10,332       9,873     2,130
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                          3,820,831   2,810,468   1,563,751    9,037,933   1,493,591   323,825
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                      (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments         (40,315)      5,979       9,607      457,771      15,906     1,297
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                  3,780,516   2,816,447   1,573,358    9,495,704   1,509,497   325,122

DEDUCTIONS
- ----------

Participant benefit payments                        78,712      20,896      18,709    1,051,210      13,612     2,227
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                     3,701,804   2,795,551   1,554,649    8,444,494   1,495,885   322,895

Transfers from (to):
  Other master trust investment accounts         2,788,105     813,772     362,821   (3,044,215)    470,858   115,520
  Net loans                                        (42,621)    (84,664)    (45,987)  (1,114,907)    (54,422)   (7,588)
  Western Union International Collectively
    Bargained Plan                                       0           0           0       11,486           0         0

Net assets available for benefits, at
  beginning of year                                      0           0           0   31,770,841           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                    $6,447,288  $3,524,659  $1,871,483  $36,067,699  $1,912,321  $430,827
                                                =========== =========== =========== ============ =========== =========


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $340,241  $15,026,938  $    276,157  $ 168,550  $    88,997  $ 1,288,038
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                     437,051    1,549,601       317,076    205,946       74,972      642,623
  Non-cash supplemental                               0            0             0          0            0            0
  Transfers from ESOP                             8,388       10,763         1,250      4,509        9,392        5,501
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution                          785,680   16,587,302       594,483    379,005      173,361    1,936,162
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                     3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments       3,250      590,284        (2,103)   (10,943)      (5,915)     242,285
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                 788,930   17,177,586       592,380    368,062      167,446    2,178,447

DEDUCTIONS
- ----------

Participant benefit payments                      7,118    1,885,218         3,112      3,332          264       20,806
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                    781,812   15,292,368       589,268    364,730      167,182    2,157,641

Transfers from (to):
  Other master trust investment accounts        237,960   (2,989,223)      137,008     71,319       50,580      914,427
  Net loans                                     (31,698)  (1,955,198)      (12,142)   (19,935)      (4,202)     (28,976)
  Western Union International Collectively
    Bargained Plan                                    0        9,774             0          0            0            0

Net assets available for benefits, at
  beginning of year                                   0   52,376,259             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $988,074  $62,733,980  $    714,134  $ 416,114  $   213,560  $ 3,043,092
                                               ========= ============ ============= ========== ============ ============


                                   MCI COMMUNICATIONS CORPORATION
                                  DEFINED CONTRIBUTION MASTER TRUST
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                 Putnam       Stable        Putnam          MCI
                                               Diversified     Asset          New         Common         Loan
                                                 Income        Fund      Opportunities     Stock         Fund         Total
ADDITIONS                                      ----------- ------------- ------------- ------------- ------------ -------------
- ---------

Contributions:
  Participants                                 $  109,922  $ 12,963,883  $  1,669,859  $ 15,866,347  $         0  $ 62,184,296
  Non-cash employer                                     0             0             0    34,411,079            0    34,411,079
  Rollovers                                       445,952     2,679,107     1,181,940     1,237,619            0    13,385,842
  Non-cash supplemental                                 0             0             0    20,000,002            0    20,000,002
  Transfers from ESOP                               2,252        11,732         6,156        52,082            0       163,105
                                               ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                           558,126    15,654,722     2,857,955    71,567,129            0   130,144,324
                                               ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                         0             0             0             0      761,327       761,327
  Interest on guaranteed investment contracts           0     6,131,620             0             0            0     6,131,620
  Dividends on common stock                             0             0             0       339,260            0       339,260
  Net (loss) on disposition of assets                   0             0             0    (1,417,410)           0    (1,417,410)
  Unrealized (depreciation) of assets                   0             0             0   (63,481,865)           0   (63,481,865)
  Net (loss) gain from registered investment
    companies                                      (6,865)            0       315,778             0            0     1,576,016
                                               ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments        (6,865)    6,131,620       315,778   (64,560,015)     761,327   (56,091,052)
                                               ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                   551,261    21,786,342     3,173,733     7,007,114      761,327    74,053,272

DEDUCTIONS
- ----------

Participant benefit payments                        2,643     4,605,500        32,954     6,509,482      723,204    14,978,999
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                      548,618    17,180,842     3,140,779       497,632       38,123    59,074,273

Transfers from (to):
  Other master trust investment accounts         (169,241)   (4,322,644)    1,573,958     2,988,995            0             0
  Net loans                                       (16,034)   (3,204,872)      (96,724)   (2,069,439)   8,791,674         2,265
  Western Union International Collectively
    Bargained Plan                                      0        44,413             0        42,169        3,279       111,121

Net assets available for benefits, at
  beginning of year                                     0    90,305,524             0   144,914,656    7,108,250   326,475,530
                                               ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                  $  363,343  $100,003,263  $  4,618,013  $146,374,013  $15,941,326  $385,663,189
                                               =========== ============= ============= ============= ============ =============



                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                                SCHEDULE OF MASTER TRUST PARTICIPATION



                                    Current Value of Interest                        Year Ended December 31, 1994
                                  ---------------------------- ---------------------------------------------------------------------
                                                                                Participant                                 Net
                                    December 31,   January 1,                     Benefit                             (Depreciation)
Investment Account Interest:            1994          1994     Contributions     Payments     Net Loans  Net Transfers Appreciation
                                  -------------  ------------  ------------- -------------- ------------ ------------- -------------
EuroPacific Growth Fund          $     701,182  $           0  $    436,832  $     (11,756) $     1,372  $    280,945  $     (6,211)
Putnam Balanced Fund                   387,070              0       304,422         (3,010)      (8,854)       94,069           443
Scudder Income Fund                    191,173              0       189,434         (1,939)     (13,191)        9,671         7,198
Dreyfus S&P 500 Stock Index          4,297,912      2,886,395     1,363,946       (145,042)    (150,403)      238,814       104,202
Putnam Growth & Income                 211,480              0       138,952         (1,701)     (15,845)       90,278          (204)
Putnam Investors Fund                   31,799              0        21,030            (79)        (259)       10,991           116
Putnam Vista Fund                       82,784              0        45,622           (104)      (2,918)       40,122            62
Putnam Voyager Fund                  4,522,863      3,392,532     2,167,039       (170,409)    (201,837)     (823,326)      158,864
Putnam Convertible Income-Growth        48,238              0        43,302           (123)        (336)        5,840          (445)
Putnam High Yield Advantage             38,797              0        34,662           (655)      (4,294)       10,205        (1,121)
Putnam Global Gov't Income              17,606              0        14,692            (26)         400         2,952          (412)
Putnam OTC Emerging Growth             240,712              0       170,262           (588)      (3,035)       53,847        20,226
Putnam Diversified Income               47,782              0        37,633            (25)      (8,660)       20,903        (2,069)
Stable Asset Fund                   10,363,043      9,902,851     2,741,937       (648,983)    (582,405)   (1,589,535)      539,178
Putnam New Opportunities               378,066              0       244,281         (1,366)      (2,313)      117,439        20,025
MCI Common Stock                    14,717,341     11,375,691    12,204,300       (826,360)    (183,656)   (1,647,716)   (6,204,918)
Loan Fund
  (interest rates range 7% - 11%)    1,824,499        497,683             0        (59,965)    1,191,536      115,875        79,370
                                 -------------- -------------- ------------- -------------- ------------ ------------- -------------
       Total                     $  38,102,347  $  28,055,152  $ 20,158,346  $  (1,872,131) $    15,302  $ (2,968,626) $ (5,285,696)
                                 ============== ============== ============= ============== ============ ============= =============


NOTE 3 - DESCRIPTION OF ACCOUNTING PRINCIPLES AND PRACTICES

The financial statements for the Plan are prepared on the accrual basis of accounting.

The Plan's distribution of the Company's common stock to participants is the fair market value as of the distribution date. The difference between the fair market value on the date of distribution and the carrying value to the Plan of the distributed shares is recorded as a net gain or loss on disposition of assets. Purchase and sales of securities are recorded on the trade date.

The Plan's interest in registered investment companies and employer securities are stated at fair value, measured by the quoted current market price. Units in collective trusts are valued at the net asset value as reported by such trusts at the end of each period. Funds invested in guaranteed investment contracts are stated at contract value, measured as cost plus earned interest income.

Administrative expenses of the Plan are paid by the Company.


NOTE 4 - NET ASSETS AVAILABLE FOR BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY FUND

The allocation of net assets available for benefits and the changes in net assets among the Plan's investment funds for the years ended December 31, 1994 and 1993 are presented on the following pages. Certain prior year information has been reclassified to conform with the current year presentation.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994


                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
                                                ----------- ----------- ----------- ------------ ----------- ---------
              ASSETS
              ------
Contribution receivables:
  Employee                                      $   10,921  $    6,530  $    3,005  $    21,810  $    2,677  $    640
  Employer                                               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contribution receivables                  10,921       6,530       3,005       21,810       2,677       640


Other receivables                                    3,554       1,018          48       10,036          19         0

Investments, at fair value:
  Common stock                                           0           0           0            0           0         0
  Common/collective trusts                               0           0           0           15           0         0
  Registered investment companies                  686,707     379,522     188,120    4,266,051*    208,784    31,159
  Participant loans                                      0           0           0            0           0         0

Investments, at contract value:
  Value of guaranteed investment contracts               0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total assets                                       701,182     387,070     191,173    4,297,912     211,480    31,799
                                                ----------- ----------- ----------- ------------ ----------- ---------

            LIABILITIES
            -----------

Operating payables                                       0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------

Net assets available for benefits               $  701,182  $  387,070  $  191,173  $ 4,297,912  $  211,480  $ 31,799
                                                =========== =========== =========== ============ =========== =========



*  Investment represents 5% or more of the Trust's net assets.

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
                                               --------- ------------ ------------- ---------- ------------ ------------
              ASSETS
              ------
Contribution receivables:
  Employee                                     $  1,016  $    33,483  $        916  $     460  $       407  $     3,470
  Employer                                            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contribution receivables                1,016       33,483           916        460          407        3,470


Other receivables                                     0        9,988            83         57            0           84

Investments, at fair value:
  Common stock                                        0            0             0          0            0            0
  Common/collective trusts                            0          114             0          0            0            0
  Registered investment companies                81,768    4,479,278*       47,239     38,280       17,199      237,158
  Participant loans                                   0            0             0          0            0            0

Investments, at contract value:
  Value of guaranteed investment contracts            0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Total assets                                     82,784    4,522,863        48,238     38,797       17,606      240,712
                                               --------- ------------ ------------- ---------- ------------ ------------

            LIABILITIES
            -----------

Operating payables                                    0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------

Net assets available for benefits              $ 82,784  $ 4,522,863  $     48,238  $  38,797  $    17,606  $   240,712
                                               ========= ============ ============= ========== ============ ============



*  Investment represents 5% or more of the Trust's net assets.

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1994



                                             Putnam       Stable        Putnam          MCI
                                           Diversified     Asset          New         Common         Loan
                                             Income        Fund      Opportunities     Stock         Fund         Total
                                           ----------- ------------- ------------- ------------- ------------ -------------
              ASSETS
              ------
Contribution receivables:
  Employee                                 $      344  $     50,801  $      2,896  $     58,178  $         0  $    197,554
  Employer                                          0             0             0       117,255            0       117,255
                                           ----------- ------------- ------------- ------------- ------------ -------------
    Total contribution receivables                344        50,801         2,896       175,433            0       314,809


Other receivables                                   0           196             0             1            0        25,084

Investments, at fair value:
  Common stock                                      0             0             0    14,541,466*           0    14,541,466
  Common/collective trusts                          0       145,682             0           441            0       146,252
  Registered investment companies              47,438             0       379,389             0            0    11,088,092
  Participant loans                                 0             0             0             0    1,824,499     1,824,499

Investments, at contract value:
  Value of guaranteed investment contracts          0    10,166,364*            0             0            0    10,166,364
                                           ----------- ------------- ------------- ------------- ------------ -------------
Total assets                                   47,782    10,363,043       382,285    14,717,341    1,824,499    38,106,566
                                           ----------- ------------- ------------- ------------- ------------ -------------

            LIABILITIES
            -----------

Operating payables                                  0             0         4,219             0            0         4,219
                                           ----------- ------------- ------------- ------------- ------------ -------------

Net assets available for benefits          $   47,782  $ 10,363,043  $    378,066  $ 14,717,341  $ 1,824,499  $ 38,102,347
                                           =========== ============= ============= ============= ============ =============


*  Investment represents 5% or more of the Trust's net assets.


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                          DECEMBER 31, 1993



                                              Putnam       Stable       Laurel         MCI
                                             Voyager        Asset       S&P 500       Common         Loan
                                              Fund          Fund      Stock Index      Stock         Fund         Total
                                           ------------ ------------- ------------ ------------- ----------- --------------
              ASSETS
              ------
Contribution receivables:
  Employee                                 $    32,470  $     53,246  $    23,523  $    646,567  $        0  $     755,806
  Employer                                           0             0            0       973,636           0        973,636
                                           ------------ ------------- ------------ ------------- ----------- --------------
    Total contribution receivables              32,470        53,246       23,523     1,620,203           0      1,729,442
                                           ------------ ------------- ------------ ------------- ----------- --------------

Investments, at fair value:
  Common stock                                       0             0            0     9,755,488*          0      9,755,488
  Common/collective trusts                           0       190,083            0             0           0        190,083
  Registered investment companies            3,360,062*            0    2,862,872*            0           0      6,222,934
  Participant loans                                  0             0            0             0     497,683        497,683

Investments, at contract value:
  Value of guaranteed investment contracts           0     9,659,522*           0             0           0      9,659,522
                                           ------------ ------------- ------------ ------------- ----------- --------------
Total investments, at fair value             3,360,062     9,849,605    2,862,872     9,755,488     497,683     26,325,710
                                           ------------ ------------- ------------ ------------- ----------- --------------

Total assets                                 3,392,532     9,902,851    2,886,395    11,375,691     497,683     28,055,152
                                           ------------ ------------- ------------ ------------- ----------- --------------

           LIABILITIES
           -----------

Operating payables                                   0             0            0             0           0              0
                                           ------------ ------------- ------------ ------------- ----------- --------------

Net assets available for benefits          $ 3,392,532  $  9,902,851  $ 2,886,395  $ 11,375,691  $  497,683  $  28,055,152
                                           ============ ============= ============ ============= =========== ==============


*  Investment represents 5% or more of the Trust's net assets.

                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                EuroPacific   Putnam      Scudder     Dreyfus      Putnam     Putnam
                                                  Growth     Balanced     Income      S&P 500     Growth &   Investors
                                                   Fund        Fund        Fund     Stock Index    Income      Fund
ADDITIONS                                       ----------- ----------- ----------- ------------ ----------- ---------
- ---------
Contributions:
  Participants                                  $  395,022  $  239,537  $  115,919  $ 1,340,969  $   96,313  $ 20,287
  Non-cash employer                                      0           0           0            0           0         0
  Rollovers                                         41,810      64,885      73,515       22,977      42,639       743
  Non-cash supplemental                                  0           0           0            0           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total contributions                            436,832     304,422     189,434    1,363,946     138,952    21,030
                                                ----------- ----------- ----------- ------------ ----------- ---------
Earnings on investments:
  Interest on participant loans                          0           0           0            0           0         0
  Interest on guaranteed investment contracts            0           0           0            0           0         0
  Dividends on common stock                              0           0           0            0           0         0
  Net (loss) on disposition of assets                    0           0           0            0           0         0
  Unrealized (depreciation) of assets                    0           0           0            0           0         0
  Net (loss) gain from registered investment
    companies                                       (6,211)        443       7,198      104,202        (204)      116
                                                ----------- ----------- ----------- ------------ ----------- ---------
    Total (losses) earnings on investments          (6,211)        443       7,198      104,202        (204)      116
                                                ----------- ----------- ----------- ------------ ----------- ---------
Total additions                                    430,621     304,865     196,632    1,468,148     138,748    21,146

DEDUCTIONS
- ----------

Participant benefit payments                        11,756       3,010       1,939      145,042       1,701        79
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net increase                                       418,865     301,855     194,693    1,323,106     137,047    21,067

Transfers from (to):
  Other master trust investment accounts           274,580      68,267       8,051     (256,204)     80,675    10,856
  Net loans                                          1,372      (8,854)    (13,191)    (150,403)    (15,845)     (259)
  MCI Communications Retirement Savings Plan         6,365      25,802       1,620      495,018       9,603       135

Net assets available for benefits, at
  beginning of year                                      0           0           0    2,886,395           0         0
                                                ----------- ----------- ----------- ------------ ----------- ---------
Net assets available for benefits, at
  end of year                                   $  701,182  $  387,070  $  191,173  $ 4,297,912  $  211,480  $ 31,799
                                                =========== =========== =========== ============ =========== =========



                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                                Putnam      Putnam       Putnam       Putnam      Putnam       Putnam
                                                 Vista      Voyager    Convertible  High Yield Global Gov't OTC Emerging
                                                 Fund        Fund     Income-Growth  Advantage    Income       Growth
ADDITIONS                                      --------- ------------ ------------- ---------- ------------ ------------
- ---------
Contributions:
  Participants                                 $ 35,573  $ 2,109,536  $     35,019  $  23,147  $    14,071  $   152,836
  Non-cash employer                                   0            0             0          0            0            0
  Rollovers                                      10,049       57,503         8,283     11,515          621       17,426
  Non-cash supplemental                               0            0             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
    Total contributions                          45,622    2,167,039        43,302     34,662       14,692      170,262
                                               --------- ------------ ------------- ---------- ------------ ------------
Earnings on investments:
  Interest on participant loans                       0            0             0          0            0            0
  Interest on guaranteed investment contracts         0            0             0          0            0            0
  Dividends on common stock                           0            0             0          0            0            0
  Net (loss) on disposition of assets                 0            0             0          0            0            0
  Unrealized (depreciation) of assets                 0            0             0          0            0            0
  Net (loss) gain from registered investment
    companies                                        62      158,864          (445)    (1,121)        (412)      20,226
                                               --------- ------------ ------------- ---------- ------------ ------------
     Total (losses) earnings on investments          62      158,864          (445)    (1,121)        (412)      20,226
                                               --------- ------------ ------------- ---------- ------------ ------------
Total additions                                  45,684    2,325,903        42,857     33,541       14,280      190,488

DEDUCTIONS
- ----------

Participant benefit payments                        104      170,409           123        655           26          588
                                               --------- ------------ ------------- ---------- ------------ ------------
Net increase                                     45,580    2,155,494        42,734     32,886       14,254      189,900

Transfers from (to):
  Other master trust investment accounts         29,496      (87,175)        3,974      6,978        3,026       42,546
  Net loans                                      (2,918)    (201,837)         (336)    (4,294)         400       (3,035)
  MCI Communications Retirement Savings Plan     10,626     (736,151)        1,866      3,227          (74)      11,301

Net assets available for benefits, at
  beginning of year                                   0    3,392,532             0          0            0            0
                                               --------- ------------ ------------- ---------- ------------ ------------
Net assets available for benefits, at
  end of year                                  $ 82,784  $ 4,522,863  $     48,238  $  38,797  $    17,606  $   240,712
                                               ========= ============ ============= ========== ============ ============


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1994

                                               Putnam       Stable        Putnam          MCI
                                             Diversified     Asset          New         Common         Loan
                                               Income        Fund      Opportunities     Stock         Fund         Total
ADDITIONS                                    ----------- ------------- ------------- ------------- ------------ -------------
- ---------
Contributions:
  Participants                               $   15,698  $  2,533,429  $    211,166  $  2,938,224  $         0  $ 10,276,746
  Non-cash employer                                   0             0             0     5,878,160            0     5,878,160
  Rollovers                                      21,935       208,508        33,115        46,496            0       662,020
  Non-cash supplemental                               0             0             0     3,341,420            0     3,341,420
                                             ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                          37,633     2,741,937       244,281    12,204,300            0    20,158,346
                                             ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                       0             0             0             0       79,370        79,370
  Interest on guaranteed investment contracts         0       539,178             0             0            0       539,178
  Dividends on common stock                           0             0             0        35,672            0        35,672
  Net (loss) on disposition of assets                 0             0             0      (171,694)           0      (171,694)
  Unrealized (depreciation) of assets                 0             0             0    (6,068,896)           0    (6,068,896)
  Net (loss) gain from registered investment
    companies                                    (2,069)            0        20,025             0            0       300,674
                                             ----------- ------------- ------------- ------------- ------------ -------------
     Total (losses) earnings on investments      (2,069)      539,178        20,025    (6,204,918)      79,370    (5,285,696)
                                             ----------- ------------- ------------- ------------- ------------ -------------
Total additions                                  35,564     3,281,115       264,306     5,999,382       79,370    14,872,650

DEDUCTIONS
- ----------

Participant benefit payments                         25       648,983         1,366       826,360       59,965     1,872,131
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                     35,539     2,632,132       262,940     5,173,022       19,405    13,000,519

Transfers from (to):
  Other master trust investment accounts         20,418      (485,000)      101,000       178,512            0             0
  Net loans                                      (8,660)     (582,405)       (2,313)     (183,656)   1,191,536        15,302
  MCI Communications Retirement Savings Plan        485    (1,104,535)       16,439    (1,826,228)     115,875    (2,968,626)

Net assets available for benefits, at
  beginning of year                                   0     9,902,851             0    11,375,691      497,683    28,055,152
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                $   47,782  $ 10,363,043  $    378,066  $ 14,717,341  $ 1,824,499  $ 38,102,347
                                             =========== ============= ============= ============= ============ =============


                                  MCI CONSUMER MARKETS 401(k) PLAN
                                          EIN:  13-2745892
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                FOR THE YEAR ENDED DECEMBER 31, 1993

                                               Putnam       Stable       Laurel         MCI
                                              Voyager        Asset       S&P 500       Common         Loan
                                               Fund           Fund      Stock Index      Stock         Fund         Total
ADDITIONS                                    ------------ ------------- ------------ ------------- ----------- --------------
- ---------
Contributions:
  Participants                               $1,600 714  $  2,380,524  $  1,135,661  $  2,036,583  $         0  $  7,153,482
  Non-cash employer                                   0             0             0     3,097,810            0     3,097,810
  Rollovers                                           0        62,620         1,151         5,306            0        69,077
                                             ----------- ------------- ------------- ------------- ------------ -------------
    Total contributions                       1,600,714     2,443,144     1,136,812     5,139,699            0    10,320,369
                                             ----------- ------------- ------------- ------------- ------------ -------------
Earnings on investments:
  Interest on participant loans                       0             0             0             0        9,466         9,466
  Interest on guaranteed investment contracts         0       426,037             0             0            0       426,037
  Dividends on common stock                           0             0             0        16,193            0        16,193
  Net gain on disposition of assets                   0             0             0        74,727            0        74,727
  Unrealized appreciation of assets                   0             0             0     2,182,318            0     2,182,318
  Net gain from collective investment
    funds of trustee                                774         5,877       327,904           320            0       334,875
  Net gain from registered investment
    companies                                   415,465             0             0             0            0       415,465
                                             ----------- ------------- ------------- ------------- ------------ -------------
     Total earnings on investments              416,239       431,914       327,904     2,273,558        9,466     3,459,081
                                             ----------- ------------- ------------- ------------- ------------ -------------
Total additions                               2,016,953     2,875,058     1,464,716     7,413,257        9,466    13,779,450

DEDUCTIONS
- ----------

Participant benefit payments                     72,107       348,278        85,007       291,486       21,295       818,173
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net increase                                  1,944,846     2,526,780     1,379,709     7,121,771      (11,829)   12,961,277

Transfers from (to):
  Other investment accounts                       7,000      (124,000)      (22,000)      139,000            0             0
  Net loans                                     (83,790)       (6,017)      (65,022)      (98,332)     253,161             0
  MCI Communications Retirement Savings Plan  1,524,476     2,842,128       877,776     3,848,004      256,351     9,348,735
  Long Lines 401(k) Retirement Savings Plan           0     4,663,960       715,932       365,248            0     5,745,140

Net assets available for benefits, at
  beginning of year                                   0             0             0             0            0             0
                                             ----------- ------------- ------------- ------------- ------------ -------------
Net assets available for benefits, at
  end of year                                $3,392,532  $  9,902,851  $  2,886,395  $ 11,375,691  $   497,683  $ 28,055,152
                                             =========== ============= ============= ============= ============ =============

NOTE 5 - PARTICIPANTS' ACCOUNTS

As of December 31, 1994 and 1993, the Plan held 793,127 and 345,327 shares of MCI Communications Corporation common stock at fair market values of $14,573,709 and $9,755,488, respectively. Of these shares, 283,770 and 92,930 were contributed by MCIT during the Plan years ended December 31, 1994 and 1993, respectively, as MCIT's matching contributions. As of December 31, 1994 and 1993, the Plan's benefit claims payable was $4,376,143 and $1,328,594, respectively, which includes 97,495 and 21,542 shares of MCI Communications Corporation common stock at fair market values of $1,791,471 and $608,562, respectively. Net assets include account balances of participants who have terminated from MCIT and have not received a distribution as of year end.


NOTE 6 - FEDERAL INCOME TAX STATUS

As described in Note 1, the Plan is Part I of the MCI Consumer Markets 401(k) & ESOP. As allowed by the IRS, MCIT filed for a determination letter from the IRS during March 1995 covering the Plan. The Plan Administrator anticipates receiving a favorable determination from the IRS on these amendments.


NOTE 7 - SUBSEQUENT EVENTS

Effective January 1, 1995, the Plan will charge a $30 origination fee for loans and a $20 annual account maintenance fee for participants who terminate employment and elect to keep their funds in the Plan.

Effective January 24, 1995, the Plan will distribute in a lump sum terminated participant accounts with a vested balance of less than $3,500. The distribution will occur no sooner than six months after the participant's termination date.

Effective July 1, 1995, the Plan will decrease the investment options to seven funds. The investment options will be: EuroPacific Growth Fund, Dreyfus S&P 500 Stock Index Portfolio, Putnam Voyager Fund, Putnam New Opportunities Fund, Stable Asset Fund, Putnam Balanced Retirement Fund, and MCI Communications Corporation Common Stock Fund. Participants with balances in the funds to be eliminated will have opportunities during June 1995 to reallocate their fund balances into the seven remaining funds.

                                                                                            SCHEDULE I
                                           MCI COMMUNICATIONS CORPORATION
                                          DEFINED CONTRIBUTION MASTER TRUST
                             ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                                  DECEMBER 31, 1994

                                                                                                    CURRENT
                                                           NUMBER                                  VALUE AT
DESCRIPTION/ISSUER                                        OF SHARES            COST                12/31/94
- ------------------                                        ---------        ------------          ------------
LOANS TO PARTICIPANTS

     Participant loan accounts (rates range 7% - 11%)                      $         0           $ 15,941,326
                                                                                                 ------------
INTEREST IN COLLECTIVE INVESTMENT
  FUNDS OF TRUSTEE

  *  Mellon Bank Temporary
       Investment Fund                                                        1,412,297             1,412,297
                                                                                                 ------------
INTEREST IN REGISTERED INVESTMENT COMPANIES

     EuroPacific Growth Fund                                304,193           6,680,397             6,427,590
  *  Putnam Growth & Income                                 260,791           3,455,550             3,317,256
  *  Putnam Income Fund                                     108,315             725,473               700,797
  *  Putnam Vista Fund                                      330,577           2,384,019             2,373,546
     Scudder Income Fund                                    152,130           1,945,207             1,874,242
  *  Dreyfus S&P 500 Stock Index                          3,590,744          36,626,706            36,015,159
  *  Putnam Investors Fund                                   60,225             466,084               430,005
  *  Putnam Voyager Fund                                  5,437,965          53,330,297            62,645,356
  *  Putnam Convertible Income-Growth                        41,404             775,610               709,251
  *  Putnam High Yield Advantage                             46,622             447,135               419,598
  *  Putnam Global Gov't Income                              16,460             225,387               212,661
  *  Putnam OTC Emerging Growth                             280,763           3,008,463             3,032,240
  *  Putnam Diversified Income                               31,974             376,981               359,063
  *  Putnam New Opportunities                               182,643           4,338,093             4,615,388
                                                                                                 ------------
     Total investment in registered
       investment companies                                                                       123,132,152
                                                                                                 ------------
GUARANTEED INVESTMENT CONTRACTS

     Aetna Life Insurance (6.63% Matures 6/30/00)                            17,859,506            17,859,506
     Allstate Life Insurance Company (5.90% Matures 7/1/98)                   5,772,945             5,772,945
     John Hancock Mutual Life Insurance (8.05% Matures 6/30/99)              12,215,389            12,215,389
     Metropolitan Life Insurance (8.96% Matures 6/30/96)                     12,503,446            12,503,446
     New York Life Insurance (6.82% Matures 3/31/98)                          7,753,634             7,753,634
     Peoples Security Insurance Company (5.72% Matures 12/31/98)              7,318,368             7,318,368
     Peoples Security Insurance Company (5.86% Matures 3/31/98)               5,242,046             5,242,046
     Principal Mutual Life Insurance (9.10% Matures 12/31/96)                19,764,398            19,764,398
     Prudential Life Insurance (7.00% Matures 9/30/98)                        4,975,399             4,975,399
     TransAmerica Life Insurance (5.60% Matures 6/30/95)                      5,139,244             5,139,244
                                                                                                 ------------
     Total guaranteed investment contracts                                                         98,544,375
                                                                                                 ------------
COMMON STOCK

  *  MCI Communications Corporation                       7,956,146         159,866,687           146,194,183
                                                                                                 ------------

     TOTAL INVESTMENTS                                                                           $385,224,333
                                                                                                 ============

  *  Denotes a party-in-interest

                                                                     SCHEDULE II
                         MCI COMMUNICATIONS CORPORATION
                       DEFINED CONTRIBUTION MASTER TRUST
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994


Transactions or series of transactions exceeding 5% of the beginning fair values of master trust assets for the plan year January 1, 1994 to December 31, 1994 are considered reportable transactions. Fair value at January 1, 1994 is $326,475,530. Five percent (5%) of fair value is $16,323,777.


Identity                                                                   Expense                        Current
   of                                                                      incurred                    value of asset
  party                              Purchase         Selling     Lease      with          Cost of     on transaction  Net gain
involved    Description of asset       price           price      rental  transaction       asset           date       or (loss)
- --------  -----------------------  --------------  -------------  ------  -----------  --------------  --------------  ---------

        *  Putnam Voyager Fund     $ 16,798,906                                          $ 16,798,906    $ 16,798,906  $       0
                                  (108 purchases)

        *  Mellon Bank Temporary   $ 41,248,437                                          $ 41,248,437    $ 41,248,437  $       0
            Investment Fund       (487 purchases)

        *  Mellon Bank Temporary                   $ 39,836,235                          $ 39,836,235    $ 39,836,235  $       0
            Investment Fund                         (532 sales)



   *  Denotes a party-in-interest


                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan sponsor of the MCI Consumer Markets 401(k) & ESOP has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              MCI CONSUMER MARKETS 401(k) -
                                              PART I  OF  THE  MCI  CONSUMER
                                              MARKETS 401(k) & ESOP


Date:  June 30, 1995                         BY  /s/ Douglas L. Maine
                                              ------------------------------
                                              Douglas L. Maine
                                              Chief Financial Officer and
                                              Executive Vice President
                                              MCI Telecommunications Corporation